UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Boston Carriers, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Y0941T119

(CUSIP Number)


November 13, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
.. Rule 13d-1(b)
.. Rule 13d-1(c)
.. Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. Y0941T119



13G



Page x of x Pages













1.



NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Flagge





2.



CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) .
(b) .





3.



SEC USE ONLY






4.



CITIZENSHIP OR PLACE OF ORGANIZATION
United States







NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH



5.



SOLE VOTING POWER
211,000



6.



SHARED VOTING POWER
Not applicable



7.



SOLE DISPOSITIVE POWER
211,000



8.



SHARED DISPOSITIVE POWER
Not applicable



9.



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
211,000





10.



CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) .





11.



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.89% based on outstanding shares as reported on the issuer's 20-F filed with the SEC for the period ending December 31, 2016 and a 1:5,000 reverse split as of May 24, 2017.





12.



TYPE OF REPORTING PERSON (see instructions)
IN




















CUSIP No. 000000000



13G



Page x of x Pages













Item 1.



(a)

Name of Issuer
Boston Carriers, Inc.









(b)

Address of Issuer's Principal Executive Offices
29 Karneadou Str., Athens 10675 Greece









Item 2.



(a)

Name of Person Filing
Robert Flagge









(b)

Address of the Principal Office or, if none, residence

2565 Alpine Trail, Marietta, GA 30062









(c)

Citizenship
United States









(d)

Title of Class of Securities
Common









(e)

CUSIP Number
Y0941T119









Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:



(a)

..

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).











(b)

..

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).











(c)

..

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).











(d)

..

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).











(e)

..

An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);











(f)

..

An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);











(g)

..

A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);











(h)

..

A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);











(i)

..

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);











(j)

..

Group, in accordance with 240.13d-1(b)(1)(ii)(J).











Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.




(a)



Amount beneficially owned: 211,000













(b)



Percent of class: 6.89%













(c)



Number of shares as to which the person has:

















(i)

Sole power to vote or to direct the vote 211,000

















(ii)

Shared power to vote or to direct the vote Not applicable.

















(iii)

Sole power to dispose or to direct the disposition of 211.000

















(iv)

Shared power to dispose or to direct the disposition of Not applicable













Instruction. For computations regarding securities which represent a right to acquire an underlying security see
240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.



(a)



The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

















By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.















(b)



The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

















By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in c onnection with or as a participant in any transaction having that purpose or effect.


















CUSIP No. Y0941T119



13G



Page x of x Pages













After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



11/13/2017

Date



/s/ Robert Flagge

Signature



Individual Investor

Name/Title